

March 26, 2012

Via E-mail
Mr. Aldo J. Pagliari
Principal Financial Officer
Snap-On Inc.
2801 80th Street
Kenosha, Wisconsin 53143

> **Re:** **Snap-On Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 16, 2012**
> **File No. 1-7724**

Dear Mr. Pagliari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.   We note you have discussed several factors that have impacted your results such as increases in organic sales due to changes in your customer base, volume and geographic concentrations. Please revise future filings to more fully quantify the impact of each factor you identify where practicable. Reference Release #33-8350.

Financial Services, page 31

2.   We note that you have been steadily growing your financial services segment and that in 2011, in addition to doubling your financial services revenue, your expenses in this segment declined as a percentage of revenue from 76.9% in 2010 to 41.4% in 2011.

Please explain supplementally the reasons for this significant decline. In future filings, please discuss the expenses of this segment in more detail so that investors can better understand the factors that impact expenses in this segment and whether this decline is a trend that is likely to continue.

Liquidity and Capital Resources, page 44

3.   Please revise future filings to discuss and quantify any significant cash balances that are held outside the United States and, if applicable, discuss any potential tax implications if those funds are required to be transferred to the United States.

Critical Accounting Policies and Estimates, page 49
Revenue Recognition, page 49

4.   With a view towards future disclosure, please provide us with a specific and comprehensive discussion of your revenue recognition policy for franchise fee revenue, including how amounts are earned. Reference ASC 952.

5.   We note your disclosure on page eight regarding your "Gateway Program." With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding your revenue recognition policy for this program. Please tell us why the franchisees do not meet the standard qualification requirements. In addition, please tell us what consideration you have given to the creditworthiness of these franchisees in determining your revenue recognition policy at the outset of the arrangements as well as in subsequent periods.

6.   We note that you enter into arrangements with customers for the lease of your tools, equipment and diagnostics products. We also note that you enter into lease arrangements with your franchisees. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of your accounting policy for these lease arrangements. Reference to ASC 840-10-25-41 through 69. In addition, please specifically discuss any default covenants within the lease agreements and whether the event of default is objectively determinable. Reference to ASC 840-10-25-14.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin, Staff Accountant at (202) 551-3747 or John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Pam Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief